

January 27, 2015

Richard G. Rodick
Chief Financial Officer
UTi Worldwide Inc.
9 Columbus Centre, Pelican Drive
Road Town, Tortola
British Virgin Islands

   Re: **UTi Worldwide Inc.**
      Form 10-K for Fiscal Year Ended January 31, 2014
      Filed on March 31, 2014
      File No. 000-31869

Dear Mr. Rodick:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. You stated in your letter to us dated August 18, 2011 that you provided services in Syria through third-party independent agents. You state on page 64 that as a result of providing services worldwide, you operate with many currencies, including the key currencies of Latin America and Africa, regions that can be understood to include Cuba and Sudan. Cuba, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not discuss in the Form 10-K contacts with Cuba, Sudan or Syria. Please provide us with information regarding your contacts with Cuba, Sudan and Syria since the referenced letter. You should describe any services you have provided into Cuba, Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Cuba, Sudan and Syria or entities they control.

2. Please discuss the materiality of any contacts with Cuba, Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Cuba, Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

Management's Discussion and Analysis of Financial Condition and Results of Operations, Page 30

Discussion of Operating Results, page 35

Fiscal Year Ended January 31, 2014 Compared to Fiscal Year Ended January 31, 2013, page 37

3. You attributed the customs brokerage and other revenues increase in 2014 partially to differences in classification between the presentation of product line revenue and purchase transportation cost information in certain operating locations. Please revise to quantify the freight forwarding transactions that are now classified as customs brokerage and other revenues for 2014.

Liquidity and Capital Resources, page 49

For Year Ended January 31, 2014 Compared to Fiscal Year Ended January 31, 2013, page 50

4. We note your roll forward schedules for trade receivables and trade payables for fiscal years 2014, 2013 and 2012 on pages 51 and 53. You collected approximately $177 million more than your gross billings during 2014. However, the net cash flow from billings and collections is described as a net cash outflow in the schedule. Please revise or advise. In addition, the trade receivables amount collected and the trade payables paid during 2013 differ from the amounts stated in your response letter dated February 18, 2014. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Stephen Kim at 202-551-3291 or me at 202-551-3380 if you have any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief